Exhibit 1

CRAWFORD UNITED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND SHARE EQUIVALENTS

	December 31,	December 31,
Years Ended,	2023	2022

NET INCOME
Net income applicable to common shares for basic earnings per share	$13,294,793	$6,561,403
Net Income applicable to common shares for diluted earnings per share	$13,294,793	$6,561,403
SHARES OUTSTANDING
Weighted average shares for basic earnings per share	3,507,883	3,462,868
Unvested Restricted Stock Awards	18,953	-
Total shares for diluted earnings per share	3,526,836	3,462,868
Basic Earnings Per Common Share	$3.79	$1.89
Diluted Earnings Per Common Share	$3.77	$1.89

* Net effect of stock options was antidilutive for the period.